Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 21 May 2020, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2019.

2.	To declare a final dividend for the year ended 31 December 2019.

3.	To re-elect Mr. Hu Guangjie (“Mr. Hu”) as an Executive Director of the Company:

Hu Guangjie

Born in 1973, Mr. Hu is a professor-level senior engineer. He received a Bachelor of Science degree in Petroleum Engineering (Reservoir Engineering) from Chengdu University of Technology and a Master’s degree in Oil and Gas Field Development Engineering from China University of Petroleum (Huadong). He served in a number of positions in China Petrochemical Corporation (“Sinopec Group”), including Vice Manager of Northwest Oil Field Company, a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), Vice General Manager of Northwest Oil Field Company, Executive Vice Director General of Northwest Petroleum Bureau, Executive Vice General Manager of Northwest Oil Field Company, Director General of Northwest Petroleum Bureau, General Manager of Northwest Oil Field Company, General Manager of Northwest Petroleum Bureau Co., Ltd., Executive Vice Director of Oilfield Exploration & Production Department of Sinopec Corp., Director of Oilfield Exploration & Production Department, General Manager of Oilfield Exploration & Production Department. In March 2020, Mr. Hu was appointed as Vice President of CNOOC. Mr. Hu has been appointed as an Executive Director and the President of the Company with effect from 20 March 2020.

Save as aforesaid, Mr. Hu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Hu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

If re-elected, Mr. Hu’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Hu is subject to the provisions of his service agreement and the retirement provisions in the Articles of Association of the Company (the “Articles”). The Company does not pay him any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-elect Mr. Lawrence J. Lau (“Mr. Lau”), who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as the Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. From March 2008 to February 2018, Professor Lau served as a member of the 11th and 12th National Committee of the Chinese People’s Political Consultative Conference (and a Vice Chairman of its Economics Subcommittee). Professor Lau specialises in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited thirteen books, including The China-U.S. Trade War and Future Economic Relations, and published more than 200 articles and notes in professional journals. Professor Lau serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee Currency Board Subcommittee, and a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road and Greater Bay Area Committee. In addition, he also serves as the Chairman of the Board of Directors of The Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute, a member and Chairman of the Prize Recommendation Committee of the LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007 and awarded the Gold Bauhinia Star in 2011 by the Government of the Hong Kong Special Administrative Region. He currently serves as the Ralph and Claire Landau Professor of Economics at the Lau Chor Tak Institute of Global Economics and Finance, the Chinese University of Hong Kong, an independent non-executive director of AIA Group Limited, Hysan Development Company Limited (until 13 May 2020) and Semiconductor Manufacturing International Corporation, all listed on the Hong Kong Stock Exchange (the “Stock Exchange”), and an independent non-executive director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Mr. Lau has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the section entitled “Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors” in the circular of the Company dated 8 April 2020, the Board considers that Mr. Lau remains independent for the purpose of the “Listing Rules” and the re-election of Mr. Lau is in the best interests of the Company and its shareholders as a whole.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed in the 2019 annual report of the Company, Mr. Lau has no other interest in the Company’s securities within the meaning of Part XV of the “SFO”.

If re-elected, Mr. Lau’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Lau is subject to the provisions of his service agreement and the retirement provisions in the Articles. Mr. Lau’s emoluments comprise an annual Director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

5.	To re-elect Mr. Tse Hau Yin, Aloysius (“Mr. Tse”), who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on the Stock Exchange. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the Main Board of the Stock Exchange. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the Main Board of the Stock Exchange. Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from the Stock Exchange with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the section entitled “Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors” in the circular of the Company dated 8 April 2020, the Board considers that Mr. Tse remains independent for the purpose of the Listing Rules and the re-election of Mr. Tse is in the best interests of the Company and its shareholders as a whole

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no interest in the Company’s securities within the meaning of Part XV of the SFO.

If re-elected, Mr. Tse’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Tse is subject to the provisions of his service agreement and the retirement provisions in the Articles. Mr. Tse’s emoluments comprise an annual Director’s fee of HK$1,170,000 (before deduction of Hong Kong tax). The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on the Stock Exchange or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognised Stock Exchange and the Articles, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and that this resolution shall be limited by the applicable rules and requirements of the Stock Exchange as amended from time to time, including the restrictions for using the approval in paragraph (a) above to issue (i) securities convertible into new shares for cash consideration, if the initial conversion price of such convertible securities is lower than the Benchmarked Price (as hereinafter defined) of the Shares at the time of the relevant placing; and (ii) warrants, options or similar rights to subscribe for new shares or securities convertible into new shares for cash consideration.

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Benchmarked Price” means the higher of (a) the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (b) the average closing price in the 5 trading days immediately prior to the earlier of: (i) the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the general mandate to be approved under this resolution; (ii) the date of the placing agreement or other agreement involving the proposed issue of securities under the general mandate to be approved under this resolution; and (iii) the date on which the placing or subscription price is fixed.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 as set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 as set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board
CNOOC Limited
Wu Xiaonan
Joint Company Secretary

Hong Kong, 8 April 2020

Registered office:

65th Floor,

Bank of China Tower, 1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 18 May 2020 (Monday) to 21 May 2020 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 15 May 2020 (Friday).

After the AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 8 June 2020 (Monday) to 12 June 2020 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 5 June 2020 (Friday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by China National Offshore Oil Corporation (“CNOOC”). The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirement that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2019 AGM and anticipates providing similar such notices for each successive year.

As of the date of this notice, the Board comprises:

Executive Directors	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Hu Guangjie	Lawrence J. Lau
Tse Hau Yin, Aloysius
Non-executive Director	Qiu Zhi Zhong
Wang Dongjin (Chairman)